UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 24, 2021

890 5th Avenue Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39877	85-3022075
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Elm Place, Suite 206 Rye, New York	10580
(Address of principal executive offices)	(Zip Code)

(575) 914-6575

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	ENFAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	ENFA	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	ENFAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On June 24, 2021, 890 5th Avenue Partners, Inc., a Delaware corporation (“890”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Bolt Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of 890 (“Merger Sub I”), Bolt Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of 890 (“Merger Sub II”), and BuzzFeed, Inc., a Delaware corporation (“BuzzFeed”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of 890 and BuzzFeed.

The Business Combination

The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890 (the “Merger”). Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II (the “Second Merger,” together with the Merger, the “Two-Step Merger”) with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is referred to as the “Surviving Company”). The Two-Step Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is anticipated to close in the fourth quarter of 2021, following the receipt of the required approval by 890’s and BuzzFeed’s stockholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, each share of Class A common stock of BuzzFeed, par value $0.001 per share (“BuzzFeed Class A Common Stock”), Class B common stock of BuzzFeed, par value $0.001 per share (“BuzzFeed Class B Common Stock”), Class C common stock of BuzzFeed, par value $0.001 per share (“BuzzFeed Class C Common Stock”, and together with the BuzzFeed Class A Common Stock and BuzzFeed Class B Common Stock, “BuzzFeed Common Stock”), and preferred stock of BuzzFeed, par value $0.001 per share (“BuzzFeed Preferred Stock”), other than Company Restricted Stock Awards (as defined in the Merger Agreement), Excluded Shares (as defined in the Merger Agreement) and Dissenting Shares (as defined in the Merger Agreement) shall be cancelled and automatically converted into the right to receive a portion of the Closing Merger Consideration (as defined in the Merger Agreement) as follows: (i) each share of Series F Preferred Stock of BuzzFeed (“BuzzFeed Series F Preferred Stock”) and Series G Preferred Stock of BuzzFeed (“BuzzFeed Series G Preferred Stock”) (other than Excluded Shares and Dissenting Shares) shall be converted into a number of shares of Class A common stock of 890 (“890 Class A Common Stock”) equal to the quotient, rounded to the tenth decimal place, obtained by dividing 30,880,000 by the aggregate number of shares of BuzzFeed Series F Preferred Stock and BuzzFeed Series G Preferred Stock outstanding as of the Effective Time (as defined in the Merger Agreement); (ii) each share of BuzzFeed Class A Common Stock and BuzzFeed Preferred Stock (other than BuzzFeed Series F Preferred Stock, BuzzFeed Series G Preferred Stock, Company Restricted Stock Awards, Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of 890 Class A Common Stock equal to the quotient of: (A) the Remaining Per Share Amount (as defined in the Merger Agreement), divided by (B) $10.00; (iii) each share of BuzzFeed Class B Common Stock (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of Class B common stock of 890 equal to the quotient of: (A) the Remaining Per Share Amount, divided by (B) $10.00; and (iv) each share of BuzzFeed Class C Common Stock (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive a number of shares of Class C common stock of 890 equal to the quotient of: (A) the Remaining Per Share Amount, divided by (B) $10.00.

$200 million funded from transaction proceeds and Buzzfeed’s existing cash resources and $100 million of 890 Class A Common Stock is anticipated to be used to fund the Surviving Company’s acquisition of CM Partners, LLC, a Delaware limited liability company and sole stockholder of Complex Media, Inc., a Delaware corporation (“Complex”), the closing of which transaction is contingent upon the closing of the Business Combination and the fulfillment of other customary closing conditions (the foregoing, the “Complex Acquisition”).

Governance

890 has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination, the 890 board of directors shall consist of up to seven directors, which shall be divided into three classes, which directors shall include, subject to the terms of the Voting Agreement (as defined below), one designee of 890, two director nominees to be designated by the mutual agreement of 890 and BuzzFeed, and four designees of BuzzFeed. Additionally, the current BuzzFeed management team will serve as the management team of 890 in their current roles and titles.

As a condition to the closing of the Business Combination, Jonah Peretti, the Chief Executive Officer of BuzzFeed, and certain stockholders affiliated with Mr. Peretti (the “Voting Agreement Parties”) shall agree to enter into a voting agreement (the “Voting Agreement”) in the form mutually agreed by 890, 200 Park Avenue Partners, LLC, a Delaware limited liability company and the sponsor of 890 (the “Sponsor”), and the Voting Agreement Parties, pursuant to which each of the Voting Agreement Parties shall agree to vote all shares in the capital of 890 held by such Voting Agreement Party in favor of the election of the following individuals to be members of the board of directors of 890 for a period of three years following the closing of the Business Combination: (a) one designee of the Sponsor; and (b) two director nominees to be designated by the Sponsor and approved by Mr. Peretti.

The foregoing description of the Voting Agreement is subject to and qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is included as Exhibit 4.1 hereto, and the terms of which are incorporated herein by reference.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of 890 and BuzzFeed and that each of the parties have undertaken to procure approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). In addition, 890 has agreed to adopt an equity incentive plan and employee stock purchase plan, as described in the Merger Agreement.

Conditions to Each Party’s Obligations

The obligation of 890 and BuzzFeed to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of 890’s stockholders, (iii) the approval of BuzzFeed’s stockholders, (iv) the Registration Statement (as defined below) becoming effective, (v) the concurrent closing of the Complex Acquisition, and (vi) the consummation of the Convertible Note Financing (as defined below).

In addition, the obligation of 890 to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of BuzzFeed being true and correct to the standards applicable to such representations and warranties in the Merger Agreement and all of the covenants of BuzzFeed having been performed or complied with in all material respects, and (ii) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement that is continuing.

The obligation of BuzzFeed to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of 890 being true and correct to the standards applicable to such representations and warranties in the Merger Agreement and all of the covenants of 890, Merger Sub I and Merger Sub II having been performed or complied with in all material respects, (ii) the aggregate cash proceeds from 890’s trust account, together with the proceeds from the Convertible Note Financing, equaling no less than $150,000,000 and equaling, when combined with BuzzFeed’s cash balances as of the closing, an amount sufficient to pay the cash consideration owing in the Complex Acquisition (in each case after deducting any amounts paid to 890 stockholders that exercise their redemption rights in connection with the Business Combination and paying all unpaid transaction expenses incurred or subject to reimbursement by 890 and BuzzFeed), (iii) the approval by the Nasdaq Stock Market LLC of 890’s listing application in connection with the Business Combination, and (iv) no Parent Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement that is continuing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of 890 and BuzzFeed, (ii) subject to certain limited exceptions, by either 890 or BuzzFeed if the Business Combination is not consummated on or before 11:59 p.m., Eastern Time, on January 24, 2022 (as such date may be extended under the terms of the Merger Agreement, the “Outside Date”)), (iii) by either 890 or BuzzFeed if a Governmental Entity (as defined in the Merger Agreement) shall have issued an Order prohibiting the Business Combination, (iv) by BuzzFeed if the representations and warranties of 890, Merger Sub I or Merger Sub II are not true and correct or if 890, Merger Sub I or Merger Sub II fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) by 890 if the representations and warranties of BuzzFeed are not true and correct or if BuzzFeed fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (vi) by either 890 or BuzzFeed if certain required approvals are not obtained by 890 stockholders after the conclusion of a meeting of 890’s stockholders held for such purpose at which such stockholders voted on such approvals, (vii) by 890 or BuzzFeed if BuzzFeed’s stockholders do not approve the Business Combination by the Outside Date, and (viii) by 890 if the Key Company Stockholders (as defined in the Merger Agreement) have not executed and delivered the BuzzFeed Stockholder Support Agreement (as defined below) within eight hours of the execution of the Merger Agreement.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of willful and intentional breach of the Merger Agreement or intentional fraud in the making of the representations and warranties in the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. 890 does not believe that these schedules contain information that is material to an investment decision.

Unsecured Convertible Note Financing

In connection with signing the Merger Agreement, 890 entered into a convertible note subscription agreement (the “Note Subscription Agreement”) with certain investors (the “Note Investors”), in respect of $150.0 million aggregate principal amount of unsecured convertible notes due in 2026 (the “Notes”) to be issued in connection with the closing of the Business Combination. The principal terms of the Notes are set forth in the term sheet attached as an exhibit to the Note Subscription Agreement and will be embodied in an indenture to be entered into in connection with the closing of the Business Combination between BuzzFeed, the guarantors party thereto and the indenture trustee (the “Indenture”) and the form of global note attached thereto. The Notes will bear interest at a rate of 7.00% per annum, payable semi-annually (provided, however, that if there is less than $144.0 million in 890’s trust account immediately following the closing date of the transactions subject of the Note Subscription Agreement (the “Convertible Note Financing”), the stated interest rate shall be 8.50% per annum), will be convertible into approximately 12,000,000 shares of 890 Class A Common Stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof, and shall mature on the date that is five years following the closing of the Convertible Note Financing.

890 may, at its election, force conversion of the Notes after the third anniversary of the issuance of the Notes, subject to a holder’s prior right to convert, if the volume-weighted average trading price of the Common Stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days. In the event that a holder of the Notes elects to convert its Notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the Notes, 890 will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the Notes to the two year anniversary of the issuance of the Notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Notes so converted and (ii) from the two year anniversary of the issuance of the Notes to the three year anniversary of the issuance of the Notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the Note so converted (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash.

Each holder of a Note will have the right to cause the Company to repurchase for cash all or a portion of the Notes held by such Holder (i) at any time after the third anniversary of the Closing Date, at a price equal to par plus accrued and unpaid interest; or (ii) at any time upon the occurrence of a "fundamental change," a customary definition of which will be agreed in the Indenture (a “Fundamental Change”), at a price equal to 101% of par plus accrued and unpaid interest.

In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change “make-whole table” to be agreed in the Indenture.

The Indenture will include restrictive covenants that, among other things, will limit the ability of 890 to incur additional debt and limit the ability of 890 to incur liens. The Indenture will also contain customary events of default.

890 is obligated to register the shares issuable upon conversion of the Notes. 890 agreed that, after the consummation of the Business Combination, the Company will file with the SEC a registration statement registering the resale of the shares of Company Common Stock issuable upon conversion of the Notes.

The obligations of the Note Investors to consummate the subscriptions provided for in the Note Subscription Agreement are conditioned upon, among other things, (i) the terms of the Indenture and documentation related thereto being in material conformity with the term sheet and otherwise in form and substance reasonably acceptable to the Note Investors and 890 and (ii) all conditions precedent to the closing of the transactions contemplated by the Note Subscription Agreement having been satisfied or waived.

The foregoing description of the Note Subscription Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the text of the Note Subscription Agreement, the form of which is included as Exhibit 10.1 hereto, and to negotiation and execution of the Indenture and global note.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor and certain other stockholders of 890 entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with 890 and BuzzFeed, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of 890 all of their shares held of record or thereafter acquired in favor of the Business Combination, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

BuzzFeed Stockholder Support Agreements

Stockholders of BuzzFeed representing the requisite votes necessary to approve the Business Combination are expected to enter into support agreements (the “BuzzFeed Stockholder Support Agreements”) with 890 and BuzzFeed immediately following the execution of the Merger Agreement, pursuant to which each such holder agrees to (i) vote at any meeting of the stockholders of BuzzFeed all of its capital stock of BuzzFeed held of record or thereafter acquired in favor of the Merger, the Merger Agreement, the other transactions contemplated thereby and appoint 890 as such holder’s proxy, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to certain securities, in each case, on the terms and subject to the conditions set forth in BuzzFeed Stockholder Support Agreement. Failure of such stockholders to sign BuzzFeed Stockholder Support Agreements within eight hours of the execution of the Merger Agreement would give rise to a right of 890 to terminate the Merger Agreement, as described above.

The foregoing description of BuzzFeed Stockholder Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of BuzzFeed Stockholder Support Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Lock-Ups

The Sponsor and certain holders of BuzzFeed capital stock, including its institutional holders and certain of its officers and directors, immediately prior to the closing of the Business Combination will be subject to post-closing lock-ups with respect to their shares of certain common stock of 890 for 180 days, subject to customary terms.

Amendment to Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, 890, the Sponsor and certain stockholders of 890 entered into an Amendment No. 1 to Registration Rights Agreement (the “Registration Rights Amendment”) pursuant to which, among other things, the parties agreed to extend the lock-up period therein with respect to shares underlying units purchased by the Sponsor and certain stockholders of 890 in a private placement that closed simultaneously with 890’s initial public offering.

The foregoing description of the Registration Rights Amendment is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Amendment, a copy of which is included as Exhibit 4.2 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, 890, the Sponsor and certain stockholders of BuzzFeed and 890 will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted certain customary registration rights with respect to shares of 890 Class A Common Stock.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 4.3 hereto, and the terms of which are incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The Notes and the Class A Common Stock issuable upon conversion of the Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01.	Regulation FD Disclosure.

On June 24, 2021, 890 and BuzzFeed issued a press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that 890 and BuzzFeed have prepared for use in connection with the announcement of the Business Combination.

On June 24, 2021, BuzzFeed and Complex Networks issued a press release announcing their entry into the Membership Interest Purchase Agreement. The press release is attached hereto as Exhibit 99.3 and incorporated by reference herein.

 The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

890 intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of 890, in connection with the Business Combination. After the Registration Statement is declared effective, 890 will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. 890’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with 890’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about 890, BuzzFeed and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of 890 as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by 890 may be obtained free of charge from 890 at https://www.890fifthavenue.com/#investor-relations. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: 890 5th Avenue Partners, Inc., 14 Elm Place, Suite 206, Rye, New York 10580.

Participants in the Solicitation

890, BuzzFeed and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of 890’s stockholders in connection with the Business Combination. To the extent that such persons’ holdings of 890’s securities have changed since the amounts disclosed in 890’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of 890’s directors and officers in 890’s filings with the SEC, including the Registration Statement to be filed with the SEC by 890, and such information and names of BuzzFeed’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by 890, which will include the proxy statement of 890 for the Business Combination.

Disclaimer; Non-Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or 890’s or BuzzFeed’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of BuzzFeed are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by 890 and its management, and BuzzFeed and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against 890, BuzzFeed, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of 890 or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of BuzzFeed as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably; continued market acceptance of, and traffic engagement with, BuzzFeed’s content; expectations, beliefs and objectives for future operations; BuzzFeed’s ability to further attract, retain, and increase its traffic; BuzzFeed’s ability to expand existing business lines, develop new revenue opportunities, and bring them to market in a timely manner; BuzzFeed’s expectations concerning relationships with strategic partners and other third parties; BuzzFeed’s ability to maintain, protect and enhance its intellectual property; future acquisitions or investments in complementary companies, content or technologies; BuzzFeed’s ability to attract and retain qualified employees; the proceeds of the Business Combination and BuzzFeed’s expected cash runway; demand for products and services; technological developments and other potential effects of the Business Combination on BuzzFeed; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations, including revised foreign content and ownership regulations; (10) changes in national and local economic and other conditions and developments in technology, each of which could influence the levels (rate and volume) of BuzzFeed’s subscriptions and advertising, the growth of its businesses and the implementation of its strategic initiatives; government regulation; (11) poor quality broadband infrastructure in certain markets; (12) the possibility that BuzzFeed or the combined company may be adversely affected by other economic, business and/or competitive factors; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 890’s Registration Statement on Form S-1 (File No. 333-251650), as amended by the section entitled “Risk Factors” in 890’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, as filed by 890 with the SEC, and additional risks and uncertainties set forth in other filings with the SEC, including a Registration Statement on Form S-4 to be filed by 890 with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither 890 nor BuzzFeed undertakes any duty to update these forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Agreement and Plan of Merger, dated as of June 24, 2021, by and among 890 5th Avenue Partners, Inc., Bolt Merger Sub I, Inc., Bolt Merger Sub II, Inc., and BuzzFeed, Inc.

4.1	Form of Voting Agreement

4.2	Amendment No. 1 to Registration Rights Agreement, by and among 890 5th Avenue Partners, Inc., 200 Park Avenue Partners, LLC, PA 2 Co-Investment LLC and Craig-Hallum Capital Group LLC

4.3	Form of Amended & Restated Registration Rights Agreement (included in Exhibit 2.1)

10.1	Form of Convertible Note Subscription Agreement.

10.2	Sponsor Support Agreement, dated as of June 24, 2021, by and among 200 Park Avenue Partners, LLC, 890 5th Avenue Partners, Inc. and BuzzFeed, Inc.

10.3	Form of BuzzFeed Stockholder Support Agreement (included in Exhibit 2.1)

99.1	Press Release, dated June 24, 2021.

99.2	Investor Presentation.

99.3	Press Release, dated June 24, 2021.

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

890 5th Avenue Partners, Inc.

	By:	/s/ Adam Rothstein
	Name:	Adam Rothstein
	Title:	Executive Chairman

Date: June 24, 2021